NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

August 17, 2023

Office of Industrial Applications and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Ludwig Enterprises, Inc.

Amendment No. 2 to

Registration Statement on Form S-1

Filed July 18, 2023

File No. 333-271439

Ladies and Gentlemen:

This is in response to the letter of comment of the Staff dated August 7, 2023, relating to the captioned Registration Statement on Form S-1 of Ludwig Enterprises, Inc. (the “Company”). The comments of the Staff are addressed below, seriatim:

Amendment No. 2 to Registration Statement on Form S-1

Use of Proceeds, page 23

1.	We note your response to prior comment 2. We also note that a portion of the proceeds from this offering will be used for the exercise of an option to buy back certain shares of your common stock. The Stock Option Agreement with Worthington filed as Exhibit 10.1 indicates that the option expired on January 31, 2023. We further note that the Stock Option Addendum, dated December 2, 2022 and filed as Exhibit 10.2, does not include a termination date. Please clarify or file any additional amendment to the Stock Option Agreement as an exhibit to your registration statement. Additionally, revise your Related Party section to include description of the Stock Option Agreement and the related material terms. See Item 404 of Regulation S-K.

Please be advised that the shares of common stock that had been subject to the Stock Option Agreement have been repurchased by the Company pursuant to a Common Stock Repurchase Agreement (copy filed as an exhibit), by the issuance of a promissory note (copy filed as an exhibit). The Use of Proceeds, Security Ownership of Certain Beneficial Owners and Management and Certain Relationships and Related Transactions sections have been revised to reflect the completion of this transaction.

Security Ownership of Certain Beneficial Owners and Management, page 50

2.	We note your response to comment 9 and your revised disclosure on page 51. Please clarify whether Mr. Rubin has the sole voting and dispositive control over the shares owned by Worthington Financial Services, Inc. or amend your disclosure to identify all natural persons with voting and/or dispositive power over the shares.

Please be advised that Mr. Rubin is the only person with voting and dispositive control of the shares owned by Worthington Financial Services, Inc.

Exhibits

3.	The filed legality opinion appears to suggest that it is incomplete and not finalized. Please re-file a complete and finalized opinion from legal counsel as an exhibit to your registration statement.

Please be advised that a finalized opinion has been filed as Exhibit 5.1.

General

4.	We note that in Exhibit A of Exhibit 10.10, your Consulting Agreement with The Fannon Group, it names three individuals, Dr. Martin Hausman, Frank Magliochetti and Thomas Terwilliger, as members of your “Board of Advisors.” In an appropriate location in your registration statement, please identify the members of your Board of Advisors and describe the role or function of the Board of Advisors, whether there are any rules or procedures governing such board and whether the members receive any compensation for their roles on the board of advisors.

Please be advised that no “Board of Advisors” has been established by the Company. The reference to “Board of Advisors” in the Fannon Agreement, a document drafted primarily by the Fannon Group, was included, in the Company’s view, as a list of Company contacts, certain of its consultants, with whom Fannon would interact. That the reference to a “Board of Advisors” survived the Company’s final review is a reflection of the Company’s Director having a layman’s perspective with respect to legal terms of art.

5.	Your table of contents describes a section entitled, "Directors, Executive Officers, Promoters and Control Persons," but we are unable to locate such section. Please revise or advise.

Appropriate revisions to the Table of Contents have been made.

_____________________________

The Company believes that this filing is now in order for effectiveness.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company’s responses.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan

Eric Newlan

Managing Member

cc: Ludwig Enterprises, Inc.